SAGE 

30 May 2003



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
D.C. 20549

Attention : Filings Desk

Dear Sir

Re: Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

We refer to the above and enclose a copy of Results of General Meeting.

Please acknowledge receipt of this by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely

D.B. GREEN

Received by: ______________________ Date: ________________

C:\CMason\SEC USA.doc

SAGE GROUP LIMITED

Sage Centre • 10 Fraser Street Johannesburg 2001 • PO Box 7755 Johannesburg 2000 • Tel (011) 377 5555 • Fax (011) 834 2107 • E-mail sagegrp@icon.co.za • Reg no 1970/010541/06



SAGE GROUP LIMITED

Results of general meeting

Shareholders in Sage Group ("shareholders") are referred to the announcement published in the press on Thursday, 10 April 2003, regarding the proposed R350 million recapitalisation of Sage Group by means of a specific issue of shares for cash (the "specific issue") to a consortium of investors represented by and including AVASA Holdings Limited (the "AVASA Consortium") and a renounceable rights offer (the "rights offer"), and are advised that at the general meeting held on Thursday, 29 May 2003, the following special and ordinary resolutions were passed by the requisite majority of shareholders and where applicable, registered by the Registrar of Companies:

- the increase of the authorised ordinary share capital of Sage Group to R5 million divided into 500 000 000 ordinary shares with a par value of 1 cent each ("Sage Group shares"), in order to provide for a sufficient number of Sage Group shares to implement the specific issue and the rights offer;
- the issue of 69 696 970 Sage Group shares at an issue price of R1,65 per share to the AVASA Consortium in order to raise R1[illegible] million in terms of the specific issue;
- the grant of an authority to the directors of Sage Group in terms of Section 221 of the Companies Act, 1973 (Act 61 of 1973), as amended (the "Act"), to allot and issue 142 424 242 unissued Sage Group shares to those parties who subscribe and pay for shares in terms of the rights offer and to ABSA Group Limited, Financial Securities Limited and AVASA Holdings Limited pursuant to their undertaking to underwrite the rights offer in terms of an agreement concluded between them and the Company, dated 8 April 2003;
- the grant of an authority to the directors of Sage Group in terms of Section 221 of the Act to allot and issue all or any of the unissued Sage Group shares remaining after the allotment and issue of the shares referred to above at such time or times to such person or persons or bodies corporate upon such terms and conditions as the directors may from time to time at their sole discretion determine, subject to the provisions of the Act and the Listings Requirements of the JSE Securities Exchange South Africa;
- the grant of an authority to any member of the board of directors of the Company to sign all such documents and do all such things as may be necessary for or incidental to the implementation of the above resolutions.

Shareholders are further advised that all of the conditions precedent to which the specific issue and rights offer were subject have been fulfilled. The last day to trade for purposes of determining shareholders entitled to participate in the rights offer will be Friday, 6 June 2003, listing of and dealing in the renounceable letters of allocation will commence on Monday, 9 June 2003 and the record date for the rights offer will be Friday, 13 June 2003.

Dematerialised shareholders should notify their duly appointed CSDP or broker of the action they wish to take in respect of the rights offer in the manner and time stipulated in the agreement governing the relationship between such shareholders and their CSDP's or brokers. Certificated shareholders will receive a form of instruction in respect of a renounceable letter of allocation together with the rights offer circular which will be dispatched on or about Tuesday, 17 June 2003.

Johannesburg — 29 May 2003

Lead manager


JPMorgan

Attorneys


WERKSMANS

Corporate sponsors


Grant Thornton
Kessel Feinstein
CORPORATE SPONSORS (PTY) LTD